DeMint Law, PLLC

3753 Howard Hughes Parkway	Telephone:	(702) 586-6436
Second Floor Suite 314	Facsimile:	(702) 442-7995
Las Vegas, Nevada 89169	email:	anthony@demintlaw.com

October 27, 2014

VIA EDGAR

Mr. Gregory Dundas
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

RE:	Guardian 8 Holdings
Registration Statement on Form S-1
Filed August 29, 2014
Registration No. 333-198487

Dear Mr. Dundas:

Pursuant to our conversation on October 24, 2014, I am, on behalf of Guardian 8 Holdings (the “Registrant”), hereby requesting acceleration of effectiveness of the above referenced Registration Statement on Form S-1 in accordance with Rule 461 under the Securities Act of 1933.  We are requesting effectiveness as of 9:00 A.M. EST on Wednesday, October 29, 2014.

In conjunction with this request for acceleration of the effective date of the above referenced registration statement, the Registrant acknowledges that:

•	the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Registrant may not assert the Commission’s action of declaring the filing effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need any additional information to grant effectiveness, please advise.

Please notify me upon effectiveness of the Registration via fax at (702) 442-7995.

Thank you for your assistance.

Sincerely,

/s/ Anthony N. DeMint

DeMint Law, PLLC
On behalf of
Guardian 8 Holdings

cc:           C. Stephen Cochennet, CEO